UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: For the month of October, 2025
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE (the “Company”) hereby furnishes this Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) solely to correct a clerical error in the Company’s report on Form 6-K furnished to the Securities and Exchange
Commission on October 28, 2025 (the “Original Form 6-K”). The currency of the 407 ETR’s dividend was incorrectly presented as EUR in the press release included as Exhibit 99.3 in the Original Form 6-K. The currency of the 407 ETR’s dividend has been corrected to CAD in this Form 6-K/A.
The full text of the corrected press release is attached as Exhibit 99.3 to this report.
Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the
Original Form 6-K was filed.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Ferrovial´s unaudited financial results for the nine months ended September 30, 2025
99.2	Results presentation for the nine months ended September 30, 2025
99.3	Press Release dated October 28, 2025 (as corrected)
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: October 29, 2025
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer